China Xuefeng Environmental Engineering Inc.
C214. Fitting Integration Building
Fazhan Road to Sugian Gate Section
Jiangsu Province, China

January 3, 2013

Via EDGAR
Attn: Ms. Pamela Long, Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	Notification of Change of Counsel and Request for Extension to File Response
China Xuefeng Environmental Engineering Inc.
(formerly known as NYC Moda Inc.)
Form 8-K
Filed December 3, 2012
File No. 333-175483

Dear Ms. Long,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated December 19, 2012 regarding the above referenced filing (the “Comment Letter”). Please accept this correspondence as a request for an extension of an additional ten (10) business days to provide the Commission with our response to the Comment Letter. Accordingly, the Company will respond to the Commission’s comment letter, no later than Friday, January 18, 2013.

Please note that we have engaged Anslow & Jaclin, LLP as our new legal counsel. Should you have any question, please contact Gregg. E. Jaclin, Partner at (732) 409-1212.

Thank you for your attention to this matter.

Sincerely,

China Xuefeng Environmental Engineering Inc.

By:	/s/ Li Yuan
Name:	Li Yuan
Title:	Chief Executive Officer